Exhibit 12.1

Strategic Hotels & Resorts, Inc.

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

(numbers in thousands, except ratio amounts)

	Three Months Ended March 31,		Historical Fiscal Year Ended
	2006	2005	2005	2004	2003	2002	2001
Income (loss) from continuing operations before minority interests and income taxes	$347	$9,369	$15,578	$(51,695)	$(78,733)	$(44,841)	$(86,021)
Add (deduct):
Combined fixed charges and preferred dividends	13,232	7,403	44,977	62,191	104,059	97,988	125,164
Capitalized interest	(1,676)	—	(2,082)	—	—	—	—
Earnings from equity investees	—	(402)	(2,818)	(739)	—	(1,857)	(1,838)
Distribution from equity investees	—	—	—	15,602	5,775	—	—
Preferred dividends	(3,706)	(349)	(6,753)	—	—	—	—

Adjusted earnings	$8,197	$16,021	$48,902	$25,359	$31,101	$51,290	$37,305

Fixed charges:
Interest expense	$7,442	$6,378	$33,326	$57,959	$97,419	$88,215	$116,348
Capitalized interest	1,676	—	2,082	—	—	—	—
Amortization of deferred financing costs	408	676	2,816	4,232	6,640	9,773	8,816

Total fixed charges	$9,526	$7,054	$38,224	$62,191	$104,059	$97,988	$125,164

Plus preferred dividends	$3,706	$349	$6,753	$—	$—	$—	$—

Combined fixed charges and preferred dividends	$13,232	$7,403	$44,977	$62,191	$104,059	$97,988	$125,164

(Deficiency) of earnings to combined fixed charges and preferred dividends	$(5,035)	$8,618	$3,925	$(36,832)	$(72,958)	$(46,698)	$(87,859)

Ratio of earnings to combined fixed charges and preferred dividends	0.62	2.16	1.09	0.41	0.30	0.52	0.30